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                                                                    Exhibit 23.7




                               CONSENT OF EXPERTS


April 20, 2006

I hereby consent to being named and identified as a qualified person in connection with the December 31, 2005 resource and reserve estimates for Kinross Gold Corporation (the "Estimates") set forth in Amendment No. 4 to the registration statement on Form F-4 of Kinross Gold Corporation, file number 333-111516 (the "Registration Statement").

I confirm that I have read the Registration Statement with respect to the disclosures concerning the Estimates for which I acted as a qualified person and have no reason to believe that there are any misrepresentations in the information contained therein related to the Estimates or that are otherwise within my knowledge as a result of the services performed by me.

Sincerely,


/s/ Rod Cooper, P. Eng